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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road,
Bristol BS99 7UJ,
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Document re Report and Accounts—January 6, 2004
99.2	Acquisition—January 22, 2004
99.3	Director Shareholding—January 27, 2004
99.4	Manufacturing Reorganisation—January 30, 2004
99.5	Director Shareholding—January 30, 2004
99.6	A G M Statement—February 3, 2004
99.7	Director Shareholding—February 4, 2004
99.8	Document re Resolutions at AGM—February 5, 2004
99.9	Resolutions passed at A G M—February 5, 2004

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date February 6, 2004	By:	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

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SIGNATURES